
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 27, 2010
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-1125	**Madison Gas and Electric Company**	39-0444025
	(a Wisconsin Corporation)	
	133 South Blair Street	
	Madison, Wisconsin 53703	
	(608) 252-7000	
	www.mge.com	

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On August 27, 2010, Madison Gas and Electric Company (MGE) entered into an amendment to its existing credit agreement dated as of July 30, 2010, with various financial institutions and JPMorgan Chase Bank, N.A., as administrative agent. The existing credit agreement provides MGE with a $75 million revolving credit facility. See Footnote 18 in Item 1 - Financial Statements of MGE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, for additional information regarding the existing credit agreement.

The principal purpose of the amendment was to provide that the credit agreement will expire on July 30, 2013. The amendment added a provision that requires MGE to have a period of at least one day, during any 364-day period, on which the principal amount of all outstanding loans thereunder shall be zero. As a result of that provision, the credit agreement does not require approval by the Public Service Commission of Wisconsin, and the amendment removes language that suggested otherwise. A copy of the amendment is filed as an exhibit to this Current Report on Form 8-K.

* * * * *

Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by MGE include those factors discussed herein, as well as the items discussed in MGE's 2009 Annual Report on Form 10-K, Item 1A - Risk Factors, and other factors discussed in filings made by MGE with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. MGE does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this report.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: Not applicable.

(b)   Pro forma financial information: Not applicable.

(c)   Shell company transactions: Not applicable.

(d)   Exhibits.

8-K Exhibit No.	Description
10.1	First Amendment dated as of August 27, 2010, to Credit Agreement dated as of July 30, 2010, among Madison Gas and Electric Company, as Borrower, various financial institutions, and JPMorgan Chase Bank, N.A., as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Madison Gas and Electric Company
(Registrant)

Date: August 31, 2010

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated August 27, 2010

8-K Exhibit No.	Description
10.1	First Amendment dated as of August 27, 2010, to Credit Agreement dated as of July 30, 2010, among Madison Gas and Electric Company, as Borrower, various financial institutions, and JPMorgan Chase Bank, N.A., as Administrative Agent.

FIRST AMENDMENT

THIS FIRST AMENDMENT (this "<u>Amendment</u>") dated as of August 27, 2010, amends the Credit Agreement (the "<u>Credit Agreement</u>") dated as of July 30, 2010, among MADISON GAS AND ELECTRIC COMPANY (the "<u>Borrower</u>"), various financial institutions and JPMORGAN CHASE BANK, N.A., as Administrative Agent (the "<u>Administrative Agent</u>"). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as defined therein.

WHEREAS, the Borrower, the Lenders and the Administrative Agent have entered into the Credit Agreement which provides for the Lenders to make financial accommodations to the Borrower from time to time; and

WHEREAS, the parties hereto desire to amend the Credit Agreement as set forth below.

NOW, THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

SECTION 1. <u>AMENDMENTS</u>. Effective on (and subject to the occurrence of) the Amendment Effective Date (as defined below), the Credit Agreement shall be amended as follows:

(a)   The definition of "Facility Termination Date" is deleted in its entirety and replaced with the following:

"Facility Termination Date": means July 30, 2013, or any later date that is specified as the Facility Termination Date in accordance with Section 2.16 or any earlier date on which the Aggregate Commitment is reduced to zero or otherwise terminated pursuant to the terms hereof.

(b)   The definition of "Trigger Date" is deleted in its entirety.

(c)   The following Section 2.1.5 is added in proper sequence:

2.1.5. <u>Mandatory Prepayment</u>. The Borrower shall pay for the ratable account of the Lenders the aggregate principal amount outstanding hereunder such that, for a period of at least one day during any 364 day period, the principal amount of all outstanding Loans hereunder shall be zero.

(d)   Section 2.12 is amended by deleting the reference to "commitment" in the fifth sentence thereof.

(e)   Section 5.18 of the Credit Agreement is deleted in its entirety and replaced with the following:

5.18. <u>Regulatory Approval</u>. No consent, authorization or approval of, and/or filing or registration with, any governmental body or regulatory authority is required in connection with the execution, delivery or performance of the Loan Documents or for the consummation of the transactions herein contemplated, or for the validity or enforceability thereof."

SECTION 2. <u>REPRESENTATIONS AND WARRANTIES</u>. The Borrower represents and warrants to the Lenders that (a) each warranty set forth in Article V (including <u>Section 5.18</u> as amended by this Amendment) of the Credit Agreement is true and correct as if made on the date hereof, (b) the execution and delivery by the Borrower of this Amendment and the performance by the Borrower of its obligations under the Credit Agreement as amended hereby (as so amended, the "<u>Amended Credit Agreement</u>") (i) are within the corporate powers of the Borrower, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary governmental approval and (iv) do not and will not violate any provision of law or of the charter or by-laws of the Borrower or any indenture, loan agreement or other material contract, order or decree which is binding upon the Borrower, and (c) this Amendment and the Amended Credit Agreement are the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditor's rights generally or by equitable principles.

SECTION 3. <u>EFFECTIVENESS</u>. The amendments set forth in <u>Section 1</u> shall become effective, as of the day and year first above written, on the date (the "<u>Amendment Effective Date</u>") on which the Administrative Agent has received (by facsimile or otherwise) counterparts of this Amendment executed by the Borrower and the Lenders.

SECTION 4. <u>MISCELLANEOUS</u>.

Section 4.1 <u>Continuing Effectiveness, etc.</u> As herein amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

Section 4.2 <u>Counterparts</u>. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

Section 4.3 <u>Governing Law</u>. This Amendment shall be a contract made under and governed by the laws of the State of Wisconsin applicable to contracts made and to be performed entirely within such State.

Section 4.4 <u>Successors and Assigns</u>. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

[Signature Page Follow]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

MADISON GAS AND ELECTRIC COMPANY

By: /s/ Jeffrey C. Newman
Name: Jeffrey C. Newman
Title: Vice President, Chief Financial Officer,
            Secretary and Treasurer

JPMORGAN CHASE BANK, N.A., as Administrative Agent, as Issuer and as a Lender

By: /s/ David N. Slezewski
Name: David N. Slezewski
Title: Vice President

BANK OF AMERICA, N.A., as Syndication Agent and a Lender

By: /s/ Carlos E. Morales
Name: Carlos E. Morales
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION, as Syndication Agent and a Lender

By: Mary Pat Williams
Name: Mary Pat Williams
Title: Vice President